

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Pankaj Mohan, Ph.D.
Chief Executive Officer and Chairman
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, NJ 08540

Re: **Sonnet BioTherapeutics Holdings, Inc.**
**Amendment No. 1 to Registration Statement on Form S-3**
**Filed June 26, 2020**
**File No. 333-237795**

Dear Dr. Mohan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3 filed on June 26, 2020

Prospectus Summary
The FHAB Technology, page 6

1. Please expand your disclosure to explain what you mean that your $F_HAB$ technology is derived from the XOMA phage display library and binds HSA at Domain 2.

You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Steven M. Skolnick, Esq.